SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 1 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

June 1, 2010

UPDATE ON GULF OF MEXICO OIL SPILL RESPONSE

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico. This follows an announcement on May 29 to move to the next step in the subsea operations.

Subsea Source Control and Containment

Preparations are ongoing for deployment of the lower marine riser package (LMRP) cap containment system. Remotely operated vehicles (ROVs) are engaged in preliminary operations, including preparing for operations to cut through and separate the damaged riser from the LMRP at the top of the Deepwater Horizon's failed blow-out preventer (BOP).

Deployment of the system will involve connecting the containment cap to a riser from the Discoverer Enterprise drillship and then placing it over the LMRP, with the intention of capturing most of the oil and gas flowing from the well and transporting it to the drillship on the surface.

All of these operations, including the cutting of the riser, are complex, involve risks and uncertainties, and have to be carried out by ROVs at 5,000 feet under water. Systems such as the LMRP containment cap have never before been deployed at these depths and conditions, and their efficiency and ability to contain the oil and gas cannot be assured. It is currently anticipated that attachment of the LMRP cap will be attempted later this week; however, operational delays could impact anticipated timeframes.

Preparations to use the Discoverer Enterprise to deploy the LMRP cap and the intended severing of the damaged riser mean that the riser insertion tube tool, previously deployed, will not be reinserted into the main leak at the end of the riser.

Work on the first relief well, which started on May 2, continues and it has currently reached a depth of 12,090 feet. Work on the second relief well, which started on May 16, had reached a depth of 8,576 feet before drilling was temporarily suspended on May 26. Drilling operations on the second relief well resumed on May 30. Both wells are still estimated to take around three months to complete from commencement of drilling.

Surface Spill Response and Containment

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

Over 1,600 vessels are now involved in the response effort, including skimmers, tugs, barges and recovery vessels. Operations to skim oil from the surface of the water have now recovered, in total, some 321,000 barrels (13.5 million gallons) of oily liquid.

The total length of containment boom deployed as part of efforts to prevent oil reaching the coast is now over 1.9 million feet, and an additional 1.8 million feet of sorbent boom has also been deployed.

So far approximately 30,000 claims have been submitted and more than 15,000 payments already have been made, totalling some $40 million. BP has received more than 110,000 calls into its help lines to date.

Additional information

The cost of the response to date amounts to about $990 million, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid and federal costs. It is too early to quantify other potential costs and liabilities associated with the incident.

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BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265

Unified Command Joint Information Center:+1 985-902-5231
www.deepwaterhorizonresponse.com

www.bp.com/gulfofmexicoresponse

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           BP p.l.c.
                              (Registrant)

Dated: 1 June 2010

                                      /s/ D. J. PEARL
                                         ..............................
                             D. J. PEARL
                                                  Deputy Company Secretary